Sierra Wireless Reports Second Quarter 2016 Results

•	Revenue of $156.2 million in the second quarter of 2016

•	GAAP net earnings of $0.7 million and diluted EPS of $0.02

•	Non-GAAP net earnings of $6.4 million and diluted EPS of $0.20

VANCOUVER, BRITISH COLUMBIA - August 4, 2016 - Sierra Wireless, Inc. (NASDAQ: SWIR) (TSX: SW) today reported results for its second quarter ending June 30, 2016. All results are reported in U.S. dollars and are prepared in accordance with United States generally accepted accounting principles (GAAP), except as otherwise indicated below.

Revenue for the second quarter of 2016 was $156.2 million, a decrease of 1.1% compared to $158.0 million in the second quarter of 2015. Revenue from OEM Solutions was $132.6 million in the second quarter of 2016, down 4.0% compared to $138.2 million in the second quarter of 2015. Revenue from Enterprise Solutions was $16.6 million in the second quarter of 2016, up 10.0% compared to $15.0 million in the second quarter of 2015. Revenue from Cloud and Connectivity Services was $7.0 million in the second quarter of 2016, up 46.8% compared to $4.8 million in the second quarter of 2015.

Our gross margin in the second quarter of 2016 was 33.8%, compared to 32.3% in the same period of 2015. During the quarter, we received reimbursement of certain legal costs pursuant to a favorable arbitration decision on a contract dispute with an intellectual property licensor. The reimbursement resulted in a favorable impact of $1.9 million in cost of goods sold.

“Revenue and non-GAAP earnings improved sequentially in the second quarter, driven by stronger OEM and Enterprise sales,” said Jason Cohenour, President and CEO. “We also strengthened our strategic position in the important Fleet Management and Asset Tracking segments with the acquisition of GenX Mobile.”

GAAP RESULTS

•	Gross margin was $52.7 million, or 33.8% of revenue, in the second quarter of 2016, compared to $50.9 million, or 32.3% of revenue, in the second quarter of 2015.

•
Operating expenses were $49.3 million and earnings from operations were $3.4 million in the second quarter of 2016, compared to operating expenses of $46.8 million and earnings from operations of $4.1 million in the second quarter of 2015.

•	Net earnings were $0.7 million, or $0.02 per diluted share, in the second quarter of 2016, compared to net earnings of $4.1 million, or $0.12 per diluted share, in the second quarter of 2015.

NON-GAAP RESULTS

•	Gross margin was 33.8% in the second quarter of 2016, compared to 32.4% in the second quarter of 2015.

•
Operating expenses were $44.4 million and earnings from operations were $8.4 million in the second quarter of 2016, compared to operating expenses of $40.4 million and earnings from operations of $10.7 million in the second quarter of 2015.

•
Net earnings were $6.4 million, or $0.20 per diluted share, in the second quarter of 2016, compared to net earnings of $8.6 million, or $0.26 per diluted share, in the second quarter of 2015. The non-GAAP tax rate in the second quarter of 2016 was 24.7%.

•	Adjusted earnings before interest, taxes, depreciation and amortization ("Adjusted EBITDA") were $12.1 million in the second quarter of 2016, compared to $13.1 million in the second quarter of 2015.

•
Excluding the previously mentioned recovery of $1.9 million in the quarter, gross margin was 32.6%; adjusted EBITDA was $10.2 million; earnings from operations were $6.5 million; and EPS was $0.14 per share.

Cash and cash equivalents at the end of the second quarter of 2016 were $98.4 million, representing an increase of $12.3 million compared to the end of the first quarter of 2016. Cash generated from operations during the second quarter was $16.5 million.

Acquisition of GenX Mobile
On August 3, 2016, we completed the acquisition of all of the outstanding shares of GenX Mobile Incorporated ("GenX") for total cash consideration of $7.8 million ($6.0 million, net of cash acquired), subject to working capital adjustments. GenX is a provider of in-vehicle cellular devices for the fleet management, asset tracking and transportation markets. The company's products are complementary to our existing Enterprise Solutions portfolio of mobile and industrial gateways. GenX is based in San Jose, California and has 22 employees. We believe that the acquisition of GenX expands our strategic position in key market segments and bolsters our telematics and location capabilities. The GenX business and team will be integrated with our Enterprise Solutions business unit. In the first half of 2016, GenX recorded revenue of approximately $6.7 million and non-GAAP earnings from operations were approximately breakeven.

Financial Guidance
As a global leader in intelligent wireless solutions for the Internet of Things, we believe that we are well positioned to drive strong long term growth. However, our short term outlook is more cautious. While we expect to see continued solid revenue contributions from new OEM programs, we are seeing signs of softer short term demand and tighter inventory management with some established OEM customers and programs. For the third quarter of 2016, we expect revenue to be in the range of $145 million to $155 million and non-GAAP earnings per share to be in the range of $0.06 to $0.13. In the fourth quarter of 2016, we expect to see sequential and year-over-year growth, although not to the levels previously anticipated. Given this softer short term outlook, we now expect full year 2016 revenue and non-GAAP EPS to be below the low end of our previously stated annual guidance range of $630 million to $670 million in revenue and non-GAAP EPS of $0.60 to $0.90.

This guidance excludes any contribution from the recently acquired GenX and reflects current business indicators and expectations. Inherent in this guidance are risk factors that are described in greater detail in our regulatory filings. Our actual results could differ materially from those presented above. All figures are approximations based on management's current beliefs and assumptions.

Non-GAAP Financial Measures
We disclose non-GAAP financial measures as we believe they provide useful information on actual operating performance and assist in comparisons from one period to another. Readers are cautioned that non-GAAP financial measures do not have any standardized meaning prescribed by U.S. GAAP and therefore may not be comparable to similar measures presented by other companies.

Non-GAAP gross margin excludes the impact of stock-based compensation expense and related social taxes.

Non-GAAP earnings (loss) from operations excludes the impact of stock-based compensation expense and related social taxes, amortization related to acquisitions, acquisition-related and disposition costs, restructuring costs, integration costs and impairment.

Non-GAAP net earnings (loss) and non-GAAP diluted earnings (loss) per share exclude the impact of stock-based compensation expense and related social taxes, amortization related to acquisitions, acquisition-related and disposition costs, restructuring costs, integration costs, impairment, foreign exchange gains or losses on translation of certain balance sheet accounts and certain tax adjustments.

We use the above-noted non-GAAP financial measures for planning purposes and to allow us to assess the performance of our business before including the impacts of the items noted above as they affect the comparability of our financial results. These non-GAAP measures are reviewed regularly by management and the Board of Directors as part of the ongoing internal assessment of our operating performance. We also use non-GAAP earnings from operations as one component in determining short-term incentive compensation for management employees.

Adjusted EBITDA is defined as earnings (loss) from operations plus stock-based compensation expense and related social taxes, acquisition-related and integration costs, restructuring costs, impairment and amortization. Adjusted EBITDA can also be calculated as non-GAAP earnings (loss) from operations plus amortization excluding acquisition related amortization. We believe that Adjusted EBITDA is an important indicator of our operating performance and our ability to generate liquidity through operating cash flow that will fund future working capital needs and fund future capital expenditures. Adjusted EBITDA is also used by investors and analysts for valuation purposes.

Conference call and webcast details
Sierra Wireless President and CEO, Jason Cohenour, and CFO, David McLennan, will host a conference call and webcast with analysts and investors to review the results on Thursday, August 4, 2016, at 5:30 PM Eastern Time (2:30 PM PT). A live slide presentation will be available for viewing during the call from the link provided below.
To participate in this conference call, please dial the following number approximately ten minutes prior to the start of the call:

•	Toll-free (Canada and US): 1-877-201-0168

•	Alternate number: 1-647-788-4901

•	Conference ID: 32898601

To access the webcast, please follow the link below:
Sierra Wireless Q2 2016 Conference Call and Webcast
If the above link does not work, please copy and paste the following URL into your browser:
http://event.on24.com/r.htm?e=1210427&s=1&k=A4B4540BFF24C511667C7B65E817E267

The webcast will remain available at the above link for one year following the call.

Investor and Media Contact:
David Climie
Vice President, Investor Relations
+1 (604) 231-1137
dclimie@sierrawireless.com

Investor Contact:
David G. McLennan
Chief Financial Officer
+1 (604) 231-1181
investor@sierrawireless.com

Cautionary Note Regarding Forward-Looking Statements
Certain statements and information in this press release are not based on historical facts and constitute forward-looking statements or forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws (“forward-looking statements”) including statements and information relating to our financial guidance for the third quarter of 2016 and our fiscal year 2016, our business outlook for the short and longer term, statements regarding our strategy, plans and future operating performance. Forward-looking statements are provided to help you understand our views of our short and long term plans, expectations and prospects. We caution you that forward-looking statements may not be appropriate for other purposes. We do not intend to update or revise our forward-looking statements unless we are required to do so by securities laws.
Forward-looking statements:

•	Typically include words and phrases about the future such as “outlook”, “will”, “may", “estimates”, “intends”, “believes”, “plans”, “anticipates” and “expects”.

•	Are not promises or guarantees of future performance. They represent our current views and may change significantly.

•	Are based on a number of material assumptions, including those listed below, which could prove to be significantly incorrect:

•	our ability to develop, manufacture and sell new products and services that meet the needs of our customers and gain commercial acceptance;

•	our ability to continue to sell our products and services in the expected quantities at the expected prices and expected times;

•	expected cost of goods sold;

•	expected component supply constraints;

•	our ability to "win" new business;

•	our ability to integrate acquired businesses and realize expected benefits;

•	expected deployment of next generation networks by wireless network operators;

•	our operations not being adversely disrupted by component shortages or other development, operating or regulatory risks; and

•	expected tax rates and foreign exchange rates.

•
Are subject to substantial known and unknown material risks and uncertainties. Many factors could cause our actual results, achievements and developments in our business to differ significantly from those expressed or implied by our forward-looking statements, including without limitation, the following factors. These risk factors and others are discussed in our Annual Information Form and Management's Discussion and Analysis of Financial Condition and Results of Operations, which may be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov and in our other regulatory filings with the Securities and Exchange Commission in the United States and the Provincial Securities Commissions in Canada:

•	competition from new or established service providers or from those with greater resources;

•	disruption of, and demands on, our ongoing business and diversion of management's time and attention in connection with acquisitions or divestitures;

•	the loss of any of our significant customers;

•	cyber-attacks or other breaches of our information technology security;

•	difficult or uncertain global economic conditions;

•	our financial results being subject to fluctuation;

•	our ability to attract or retain key personnel;

•	risks related to infringement on intellectual property rights of others;

•	our ability to obtain necessary rights to use software or components supplied by third parties;

•	we may be unable to enforce our intellectual property rights;

•	our ability to respond to changing technology, industry standards and customer requirements;

•	our reliance on single source suppliers for certain components used in our products;

•	failures of our products or services due to design flaws and errors, component quality issues, manufacturing defects or other quality issues;

•	our dependence on a limited number of third party manufacturers;

•	unanticipated costs associated with litigation or settlements;

•	our dependence on wireless network carriers to promote and offer acceptable wireless data services;

•	risks related to contractual disputes with counterparties;

•	risks related to governmental regulation;

•	risks related to the transmission, use and disclosure of user data and personal information; and

•	risks inherent in foreign jurisdictions.

About Sierra Wireless
Sierra Wireless (NASDAQ: SWIR) (TSX: SW) is building the Internet of Things with intelligent wireless solutions that empower organizations to innovate in the connected world. We offer the industry’s most comprehensive portfolio of 2G, 3G and 4G embedded modules and gateways, seamlessly integrated with our secure cloud and connectivity services. OEMs and enterprises worldwide trust our innovative solutions to get their connected products and services to market faster. Sierra Wireless has more than 1,000 employees globally and operates R&D centers in North America, Europe and Asia. For more information, visit www.sierrawireless.com.

"AirPrime," "AirLink," and "AirVantage" are trademarks of Sierra Wireless. Other product or service names mentioned herein may be the trademarks of their respective owners.

SIERRA WIRELESS, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE EARNINGS (LOSS)
(In thousands of U.S. dollars, except where otherwise stated)
(unaudited)

	Three months ended June 30,		Six months ended June 30,
	2016	2015	2016	2015
Revenue	$156,229	$157,965	$299,026	$308,371
Cost of goods sold	103,465	107,018	199,447	208,588
Gross margin	52,764	50,947	99,579	99,783

Expenses
Sales and marketing	16,046	12,828	31,675	25,973
Research and development	18,237	18,402	37,015	37,494
Administration	10,286	11,092	19,813	21,512
Restructuring	—	711	—	711
Acquisition-related and integration	59	1,015	433	2,118
Amortization	4,725	2,787	8,487	5,389
	49,353	46,835	97,423	93,197
Earnings from operations	3,411	4,112	2,156	6,586
Foreign exchange gain (loss)	(1,071)	1,550	1,221	(10,343)
Other income	32	13	58	118
Earnings (loss) before income taxes	2,372	5,675	3,435	(3,639)
Income tax expense	1,654	1,599	1,999	1,938
Net earnings (loss)	$718	$4,076	$1,436	$(5,577)
Other comprehensive income (loss):
Foreign currency translation adjustments, net of taxes of $nil	(4,251)	4,568	881	1,050
Comprehensive earnings (loss)	$(3,533)	$8,644	$2,317	$(4,527)

Net earnings (loss) per share (in dollars)
Basic	$0.02	$0.13	$0.04	$(0.17)
Diluted	0.02	0.12	0.04	(0.17)
Weighted average number of shares outstanding (in thousands)
Basic	31,966	32,166	32,061	32,075
Diluted	32,430	32,915	32,465	32,075

SIERRA WIRELESS, INC.
CONSOLIDATED BALANCE SHEETS
(In thousands of U.S. dollars, except where otherwise stated)
(unaudited)

	June 30, 2016	December 31, 2015
Assets
Current assets
Cash and cash equivalents	$98,433	$93,936
Accounts receivable, net of allowance for doubtful accounts of $2,339 (December 31, 2015 - $2,088)	128,542	116,246
Inventories	20,033	32,829
Prepaids and other	13,217	14,179
	260,225	257,190
Property and equipment	32,541	28,947
Intangible assets	78,886	84,250
Goodwill	157,600	156,488
Deferred income taxes	14,916	14,865
Other assets	5,662	4,592
	$549,830	$546,332

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$133,606	$128,537
Deferred revenue and credits	2,863	3,479
	136,469	132,016
Long-term obligations	46,703	44,353
Deferred income taxes	11,684	11,667
	194,856	188,036
Equity
Shareholders’ equity
Common stock: no par value; unlimited shares authorized; issued and outstanding: 32,035,149 shares (December 31, 2015 - 32,337,201 shares)	344,230	346,453
Preferred stock: no par value; unlimited shares authorized; issued and outstanding: nil shares	—	—
Treasury stock: at cost: 355,471 shares (December 31, 2015 – 240,613 shares)	(5,134)	(4,017)
Additional paid-in capital	21,960	23,998
Retained earnings (deficit)	1,015	(160)
Accumulated other comprehensive loss	(7,097)	(7,978)
	354,974	358,296
	$549,830	$546,332

SIERRA WIRELESS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands of U.S. dollars)
(unaudited)

	Three months ended June 30,		Six months ended June 30,
	2016	2015	2016	2015
Cash flows provided by (used in):
Operating activities
Net earnings (loss)	$718	$4,076	$1,436	$(5,577)
Items not requiring (providing) cash
Amortization	6,706	4,452	12,274	9,583
Stock-based compensation	1,902	2,437	3,937	4,734
Other	(115)	61	(111)	6,251
Changes in non-cash working capital
Accounts receivable	(10,900)	1,432	(11,334)	(20,845)
Inventories	6,097	(6,642)	13,177	(9,236)
Prepaids and other	(830)	(8,829)	(59)	(7,188)
Accounts payable and accrued liabilities	13,417	15,526	5,549	12,383
Deferred revenue and credits	(473)	425	(747)	883
Cash flows provided by (used in) operating activities	16,522	12,938	24,122	(9,012)
Investing activities
Additions to property and equipment	(5,427)	(3,906)	(8,270)	(5,817)
Proceeds from sale of property and equipment	—	—	3	—
Additions to intangible assets	(241)	(354)	(536)	(587)
Acquisition of Wireless Maingate AB, net of cash acquired	—	—	—	(88,449)
Acquisition of Accel Networks LLC	—	(9,250)	—	(9,250)
Cash flows used in investing activities	(5,668)	(13,510)	(8,803)	(104,103)
Financing activities
Issuance of common shares	943	580	1,471	2,725
Repurchase of common shares for cancellation	(62)	—	(6,206)	—
Purchase of treasury shares for RSU distribution	—	(1,656)	(4,214)	(2,453)
Taxes paid related to net settlement of equity awards	(425)	(452)	(777)	(2,194)
Excess tax benefits from equity awards	150	510	150	2,180
Payment for contingent consideration	(16)	—	(16)	—
Decrease in other long-term obligations	(75)	(70)	(138)	(144)
Cash flows provided by (used in) financing activities	515	(1,088)	(9,730)	114
Effect of foreign exchange rate changes on cash and cash equivalents	944	(1,421)	(1,092)	2,413
Cash and cash equivalents, increase (decrease) in the period	12,313	(3,081)	4,497	(110,588)
Cash and cash equivalents, beginning of period	86,120	99,555	93,936	207,062
Cash and cash equivalents, end of period	$98,433	$96,474	$98,433	$96,474

SIERRA WIRELESS, INC.

RECONCILIATION OF GAAP AND NON-GAAP RESULTS BY QUARTER

(in thousands of U.S. dollars, except where otherwise stated)	2016		2015
	Q2	Q1	Total	Q4	Q3	Q2	Q1

Gross margin - GAAP	$52,764	$46,815	$193,855	$45,063	$49,009	$50,947	$48,836
Stock-based compensation and related social taxes	107	106	647	106	146	147	248
Gross margin - Non-GAAP	$52,871	$46,921	$194,502	$45,169	$49,155	$51,094	$49,084

Earnings (loss) from operations - GAAP	$3,411	$(1,255)	$10,114	$(674)	$4,202	$4,112	$2,474
Stock-based compensation and related social taxes	1,902	1,993	9,685	1,670	2,557	2,858	2,600
Acquisition-related and integration	59	374	1,945	(616)	443	1,015	1,103
Restructuring	—	—	951	201	39	711	—
Acquisition related amortization	3,058	2,530	9,666	2,734	2,234	2,029	2,669
Earnings from operations - Non-GAAP	$8,430	$3,642	$32,361	$3,315	$9,475	$10,725	$8,846
Amortization (excluding acquisition related amortization)	3,648	3,038	10,550	3,030	2,635	2,423	2,462
Adjusted EBITDA	$12,078	$6,680	$42,911	$6,345	$12,110	$13,148	$11,308

Net earnings (loss) - GAAP	$718	$718	$(2,674)	$(383)	$3,286	$4,076	$(9,653)
Stock-based compensation and related social taxes, restructuring, impairment, acquisition-related, integration, and acquisition related amortization, net of tax	5,013	4,893	22,063	4,016	5,232	6,443	6,372
Foreign exchange loss (gain)	1,097	(2,292)	11,596	1,393	(51)	(1,581)	11,835
Income tax adjustments	(452)	(698)	(5,211)	(2,490)	(1,048)	(301)	(1,372)
Net earnings - Non-GAAP	$6,376	$2,621	$25,774	$2,536	$7,419	$8,637	$7,182

Diluted net earnings (loss) per share
GAAP - (in dollars)	$0.02	$0.02	$(0.08)	$(0.01)	$0.10	$0.12	$(0.30)
Non-GAAP - (in dollars)	$0.20	$0.08	$0.80	$0.08	$0.23	$0.26	$0.22

Q2 2016 RECONCILIATION OF GAAP AND NON-GAAP RESULTS

		Acquisition Related Amortization	Acquisition-related & Integration	Stock-based Compensation & Related Social Taxes	Foreign Exchange Loss	Tax Adjustments
(In thousands of U.S. dollars, except where otherwise stated)	GAAP						Non GAAP
	Q2 2016						Q2 2016

Revenue	156,229						156,229
Cost of goods sold	103,465			107			103,358
Gross margin	52,764	—	—	(107)	—	—	52,871
GM%	33.8%						33.8%

Sales and marketing	16,046			427			15,619
Research and development	18,237	115		327			17,795
Administration	10,286			1,041			9,245
Acquisition-related and integration	59		59				—
Amortization	4,725	2,943					1,782
Total operating expenses	49,353	3,058	59	1,795	—	—	44,441

Earnings from operations	3,411	(3,058)	(59)	(1,902)	—	—	8,430

Foreign exchange loss	(1,071)				(1,071)		—
Other income	32						32
Total other income (expense)	(1,039)	—	—	—	(1,071)	—	32

Earnings before income taxes	2,372	(3,058)	(59)	(1,902)	(1,071)	—	8,462

Income tax expense	1,654		(6)		26	(452)	2,086

Net earnings	718	(3,058)	(53)	(1,902)	(1,097)	452	6,376

Diluted earnings per share	0.02						0.20

Weighted average diluted shares	32,430						32,430

SIERRA WIRELESS, INC.

SEGMENTED RESULTS

(In thousands of U.S. dollars, except where otherwise stated)	2016		2015
	Q2	Q1	Total	Q4	Q3	Q2	Q1

OEM Solutions
Revenue	$132,667	$120,874	$523,366	$121,540	$130,653	$138,133	$133,040
Gross margin (2)
- GAAP	$41,005	$34,290	$151,807	$33,416	$37,440	$40,990	$39,961
- Non-GAAP	$41,096	$34,380	$152,368	$33,506	$37,563	$41,119	$40,180
Gross margin % (2)
- GAAP	30.9%	28.4%	29.0%	27.5%	28.7%	29.7%	30.0%
- Non-GAAP	31.0%	28.4%	29.1%	27.6%	28.8%	29.8%	30.2%

Enterprise Solutions
Revenue	$16,577	$14,995	$63,072	$16,506	$17,734	$15,074	$13,758
Gross margin (1) (2)
- GAAP	$8,922	$9,752	$33,127	$8,837	$8,911	$7,917	$7,462
- Non-GAAP	$8,934	$9,763	$33,192	$8,848	$8,928	$7,930	$7,486
Gross margin % (1) (2)
- GAAP	53.8%	65.0%	52.5%	53.5%	50.2%	52.5%	54.2%
- Non-GAAP	53.9%	65.1%	52.6%	53.6%	50.3%	52.6%	54.4%

Cloud and Connectivity Services
Revenue	$6,985	$6,928	$21,360	$6,800	$6,194	$4,758	$3,608
Gross margin
- GAAP	$2,837	$2,773	$8,921	$2,810	$2,658	$2,040	$1,413
- Non-GAAP	$2,841	$2,778	$8,942	$2,815	$2,664	$2,045	$1,418
Gross margin %
- GAAP	40.6%	40.0%	41.8%	41.3%	42.9%	42.9%	39.2%
- Non-GAAP	40.7%	40.1%	41.9%	41.4%	43.0%	43.0%	39.3%

Total
Revenue	$156,229	$142,797	$607,798	$144,846	$154,581	$157,965	$150,406
Gross margin
- GAAP	$52,764	$46,815	$193,855	$45,063	$49,009	$50,947	$48,836
- Non-GAAP	$52,871	$46,921	$194,502	$45,169	$49,155	$51,094	$49,084
Gross margin %
- GAAP	33.8%	32.8%	31.9%	31.1%	31.7%	32.3%	32.5%
- Non-GAAP	33.8%	32.9%	32.0%	31.2%	31.8%	32.4%	32.6%

(1) Q1 2016 Enterprise Solutions results include a $1.9 million recovery from a legal settlement with a supplier related to a quality issue with a component used in some of our gateway products. Excluding this recovery, GAAP and Non-GAAP gross margin percentage would have been 52.4% and 52.5%, respectively.
(2) Q2 2016 OEM Solutions results include a $1.7 million recovery from certain legal costs pursuant to a favorable arbitration decision on a contract dispute with an intellectual property licensor. Excluding this recovery, GAAP and Non-GAAP gross margin percentage would have been 29.6% and 29.7%, respectively. Q2 2016 Enterprise Solutions results also include a $0.2 million recovery from this arbitration decision. Excluding this recovery, GAAP and Non-GAAP gross margin percentage would have been 52.7% and 52.8%, respectively.